BC FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Reporting Issuer

Rainchief Energy Inc.

212 – 475 Howe Street

Vancouver, British Columbia

Canada V6C-2B3

Item 2	Date of Material Change

October 6, 2010

Item 3	News Release

Issued October 6, 2010 at Vancouver, BC

Item 4	Summary of Material Change

Rainchief Energy Inc. has completed a non brokered private placement of 500,000 units for total amount of US$20,000. Each unit is priced at $0.04 and is comprised of one common share and one non-transferable share purchase warrant. Each one warrant will entitle the holder to purchase one additional common share of the Company at an exercise price of US$0.04 for a period of five years.

Item 5	Full Description of Material Change

See attached News Release.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

The Company is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

There is no omitted information

Item 8	Executive Officer

Brad Moynes, President at (604) 687-7828

Item 9	Dated at Vancouver, British Columbia, October 6, 2010

“Brad Moynes”

__________________________
Brad Moynes, President & CEO

RAINCHIEF ENERGY INC.
(the “Company”)
212 – 475 Howe Street
Vancouver, British Columbia V6C-2B3
Tel: 604-687-7848
Fax: 604-687-7828

Trading Symbol: RCFEF	October 6, 2010

RAINCHIEF COMPLETES PRIVATE PLACEMENT

Rainchief Energy Inc. (“Rainchief” or the “Company”) (RCFEF.OTC.QB) announces that it has completed a non brokered private placement of 500,000 units for total amount of US$20,000. Each unit is priced at $0.04 and is comprised of one common share and one non-transferable share purchase warrant. Each one warrant will entitle the holder to purchase one additional common share of the Company at an exercise price of US$0.04 for a period of five years.

Further information will be made available as it materializes.

Rainchief Energy Inc.

Rainchief Energy Inc. is an energy company focused on the acquisition of undervalued assets and opportunities worldwide.

ON BEHALF OF THE BOARD OF DIRECTORS,

“Brad Moynes”
Brad Moynes, President